Exhibit 12.1

SL Green Realty Corp.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings

Income from continuing operations	$163,199	$110,040	$142,493	$99,479	$57,362	$107,945	$106,996
Joint Venture cash distributions	158,851	354,875	438,041	86,631	219,021	133,199	584,564
Interest	237,178	248,284	331,439	329,752	331,969	290,556	234,180
Amortization of interest capitalized	371	184	305	44	44	44	44
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	1,048	1,190	(1,109)	(2,054)	(1,850)	(2,031)	(1,495)
Amortization of loan costs expensed	19,785	16,106	22,811	16,695	19,450	14,291	9,929
Portion of rent expense representative of interest	22,218	25,186	32,522	35,100	32,714	27,375	24,399
Total earnings	$602,650	$755,865	$966,502	$565,647	$658,710	$571,379	$958,617

Fixed Charges and Preferred Stock Dividends

Interest	$237,178	$248,284	$331,439	$329,752	$331,969	$290,556	$234,180
Interest capitalized	23,496	18,413	26,676	11,853	12,218	5,123	—
Amortization of loan costs expensed	19,785	16,106	22,811	16,695	19,450	14,291	9,929
Preferred stock dividends	11,212	11,212	14,952	21,881	30,411	30,178	29,749
Portion of rent expense representative of interest	22,218	25,186	32,522	35,100	32,714	27,375	24,399
Total Fixed Charges and Preferred Stock Dividends	$313,889	$319,201	$428,400	$415,281	$426,762	$367,523	$298,257
Ratio of earnings to combined fixed charges and preferred stock dividends	1.92	2.37	2.26	1.36	1.54	1.55	3.21

The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures, excluding purchase price fair value adjustments, gains and losses on equity investment and the cumulative effect of changes in accounting principles. With respect to SL Green Realty Corp., fixed charges and preferred stock dividends consist of interest expense including the amortization of debt issuance costs, rental expense deemed to represent interest expense and preferred dividends paid on its Series I Preferred Stock.